Odyssey Pictures Corporation

2321 Coit Rd., Suite E

Plano, TX 75075

July 22, 2014

Linda Cvrkel, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Odyssey Pictures Corporation
Form 10-K for the year ended June 30, 2012
Filed November 27, 2012
File No. 000-18954

Dear Ms. Cvrkel:

Pursuant to your letter as received in our offices via email on July 8, 2014, we hereby inform you of the following:

The company has undergone changes in the accounting process in that we have engaged a new auditing firm (pursuant to your letter of March 19, 2014) wherein we have experienced added delays in review as well as procedures with the new auditor. We have completed the remaining comments and have incorporated them into the amended filing, which will be filed within the next thirty days.

We apologize for the extended period of time that has passed and feel that this amendment will close our comments as well as our delinquency in our amended filings.

Please contact the following with regard to these responses any or any related matters.

Very truly yours,
/s/ John W. Foster

John W. Foster
President and CEO